UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-36907

Hailiang Education Group Inc.

1508 Binsheng RD,

Binjiang District, Hangzhou City,

Zhejiang, China 310052

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The Company will hold its 2021 annual general meeting of shareholders (the “AGM”) on June 9, 2021 at 10 a.m. (China Standard Time). A Notice of Annual General Meeting and Proxy Statement, a form of Proxy Card, a Depositary Notice to holders of American Depositary Shares, a form of registered proxy card for holders of American Depositary Shares and a press release announcing the AGM are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

Date: May 6, 2021	By:	/s/ Junwei Chen
	Name:	Junwei Chen
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	2021 Notice of Annual General Meeting and Proxy Statement

99.2	Form of 2021 Proxy Card

99.3	Depositary Notice to holders of American Depositary Shares

99.4	Form of registered proxy card for holders of American Depositary Shares

99.5	Press Release